# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Leap Therapeutics, Inc., CIK 0001509745
CUSIP: 52187K200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 10/31/2024
Amends the filing with accession number 0001651308-20-000030
Filed by CIK 0001651308
Persons authorized to receive notices and communications: Chan Lee, c/o Mourant Governance Services (Cayman), 94 Solaris Avenue, Camana Bay, Grand Cayman, Cayman Islands (E9), KY1-1108, 1-345-949-4123

## Reporting persons
- BeiGene, Ltd. (CIK 0001651308): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,215,306; shared voting power 0; sole dispositive power 1,215,306; shared dispositive power 0; aggregate amount beneficially owned 1,215,306 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Leap Therapeutics, Inc.
Address of issuer's principal executive offices: 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts (MA), 02141

## Item 5. Interest in Securities of the Issuer
Number of shares as to which each person has sole or shared power to vote or dispose: (i) Sole power to vote of direct the vote: 1,215,306 (ii) Shared power to vote or direct the vote: -0- (iii) Sole power to dispose or direct the disposition of: 1,215,306 (iv) Shared power to dispose or direct the disposition of: -0- On March 12, 2020, the Issuer issued to the Reporting Person (i) 4,804,637 shares of Common Stock upon conversion of Series B mandatorily convertible cumulative non-voting perpetual preferred stock and (ii) 4,804,637 shares of Common Stock issuable upon the exercise of a currently-exercisable warrant. On September 24, 2021, the Reporting Person purchased 2,543,800 shares of Common Stock of the Issuer pursuant to an underwritten public offering. The ownership percentage reported are based the Issuer having 38,264,464 shares of Common Stock, $0.001 par value, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2024, which gives effect to a reverse stock split conversion of every 10 shares to 1 share which occurred on June 20, 2023 approved by the Issuer's shareholders during the 2023 Annual Meeting of Stockholders on June 16, 2023 (the "Reverse Stock Split"). All amounts of Common Stock presented herein give effect to the Reverse Stock Split. The Issuer has effected a private placement of approximately $40 million in April 2024, as reported in the Issuer's Current Report on Form 8-K, filed with the SEC on April 11, 2024. The Reporting Person did not purchase or sell any shares of Common Stock in the private placement. This Amendment No. 2 is filed with respect to a decrease in the percent of the class beneficially owned by the Reporting Person resulted solely from an increase in the aggregate number of outstanding shares of Common Stock of the Issuer.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions with respect to the Issuer's Common Stock within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer beneficially covered by the Original Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On October 31, 2024, the Reporting Person ceased to beneficially own more than five percent of the Common Stock of the Issuer.

## Signatures
- BeiGene, Ltd.: BeiGene, Ltd., Chan Lee Senior Vice President, General Counsel (10/31/2024)